CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 1, 2007

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS’ PROPERTY UPDATES

Cream Minerals Ltd. (TSX-V – CMA) ("Cream") is pleased to report that it has received the sum of $885,135 from the exercise of warrants and stock options in the March-April period.  The total number of shares now outstanding is 43,820,643.

Funds received will be used to advance ongoing work at Cream’s projects in Sierra Leone and Mexico, as well as for working capital.

In Sierra Leone, a large fenced campground has been completed at Hima townsite and a 400-metre road built to the Sewa River.  After overcoming numerous transport delays all equipment, including a Caterpillar 211 Crawler Excavator, a Gekko Diamond Pre-Concentrator, Toyo Pumps, dredges, generators, fuel supplies, sluice boxes, screens and associated equipment required to maximize the search for and recovery of alluvial diamonds, is now in place and ready for startup on Wednesday morning.

In Mexico, diamond drilling is continuing after a prolonged shutdown for Easter and maintenance.  Assay results for holes 15, 16, 17 and 18 will be published tomorrow, along with a longitudinal drill map section.

For more information, including video presentations, about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.